From: Shawn Taylor [STaylor@familyeats.com]
Sent: Wednesday, April 11, 2007 6:44 PM
To: Jack Rabin
Subject: Resignation

Jack:

Please consider this my formal resignation from the board of directors for XFormity Technologies, Inc. (the Company). As mentioned during our most recent board meeting I am in process of selling my company and have elected to pursue other goals in my personal life. My decision in no way is a reflection on the good work being done by the Company but is merely a personal decision. I hope to have a major impact on inner city public schools in the Houston community and it will require a very serious commitment on my part.

It has been a pleasure and a learning experience being involved with the Company and the talented professionals and I am confident you will be successful in growing the Company and delivering shareholder value. If you have any questions, please do not hesitate to call me directly.

Best regards,

Shawn A. Taylor

FELP

3721 Briarpark, Suite #200

Houston, Texas 77042

Office 713-334-0400

Fax 713-334-0818

A Taco Bell Franchisee/Pizza Hut Licensee

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